Exhibit (e)(12)

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of May 11, 2023, by and between VectivBio US, Inc. (the “Company”), and Kevin Harris (“Executive”) (collectively referred to as the “Parties” or individually referred to as a “Party”).

R E C I T A L S

WHEREAS, the Company desires to employ Executive as Chief Commercial Officer of the VectivBio group, comprising VectivBio Holding AG and its subsidiaries (the “VectivBio Group”), and to enter into an agreement embodying the terms of such employment;

WHEREAS, Executive desires to accept such employment and enter into such an agreement.

A G R E E M E N T

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the Parties agree as follows:

1. Duties and Scope of Employment.

(a) Positions and Duties. As of the Effective Date, Executive will serve as Chief Commercial Officer of the VectivBio Group, and report to the Chief Executive Officer of the VectivBio Group. Executive will render such business and professional services in the performance of Executive’s duties, consistent with Executive’s position within the Company and the VectivBio Group, as shall reasonably be assigned to Executive by the Chief Executive Officer of the VectivBio Group. Executive shall work in the Company’s NY/NJ headquarters at least three (3) full days per week, and is permitted to work from home for the balance of Executive’s working time.

(b) Term. The Executive’s first day of work was November 18, 2019 (the “Effective Date”). The period of Executive’s at-will employment under the terms of this Agreement is referred to herein as the “Employment Term.”

(c) Obligations. During the Employment Term, Executive will perform Executive’s duties faithfully and to the best of Executive’s ability and will devote Executive’s full business efforts and time to the Company. For the duration of the Employment Term, Executive agrees not to actively engage in any other employment, occupation or consulting activity for any direct or indirect remuneration without the prior approval of the Company’s Chief Executive Officer.

2. At-Will Employment. The Parties agree that Executive’s employment with the Company will be “at-will” employment and may be terminated at any time with or without cause, for any reason or no reason, subject to compliance with the notice period set forth below. Executive understands and agrees that neither Executive’s job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of Executive’s employment with the Company.

(a) Notice Period. The Parties agree that they have to provide each other with at least six (6) months of prior written notice of termination or resignation, as applicable, unless such termination is by the Company for Cause or Executive resigns for Good Reason. If the Company terminates Executive’s employment for Cause, the notice of termination shall state that fact, describe the basis for Cause on or before the termination of employment and specify an effective termination date at the Company’s sole discretion (including termination with immediate effect). In case of resignation by Executive for Good Reason, the notice of termination shall specify an effective termination date as elected by Executive, but not later than the date which is six (6) months after the date of such notice of termination. In the event of a resignation without Good Reason, the Company is entitled to accelerate the termination date and such acceleration of the termination date shall be treated as a termination with Cause. The Parties are permitted to reduce any contractual notice period as mutually agreed in writing. For avoidance of doubt, in the event that a basis for a termination for Cause arises during a notice period, the Company shall be entitled to immediately terminate Executive’s employment without further notice. For further avoidance of doubt, Executive shall remain an employee of the Company subject to the terms set forth herein during any actual notice period, except as modified by the Parties in writing.

(i) The Company shall retain the right to modify, reduce, eliminate, or otherwise alter Executive’s duties, position and/or responsibilities during any notice period (in such case, the “Garden Leave Period”). Should the Company fully release Executive from any duty to work during the Garden Leave Period, the Annual Incentive Bonus shall be paid pro rata temporis and be calculated as follows: (x) the portion of Executive’s Annual Incentive Bonus that is based on individual goals (if any) shall be calculated assuming Executive’s achievement of the individual goals at target level (i.e., 100%); and (y) the portion of Executive’s Annual Incentive Bonus that is based on corporate (i.e., non-individual) goals (if any) shall be calculated based on actual achievement of the corporate goals, with such amount paid when bonuses are otherwise scheduled to be paid under the annual bonus program. Upon a termination of employment by the Company without Cause or by Executive for Good Reason, then, if Executive timely elects continued group health plan continuation coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall pay Executive’s premiums on behalf of Executive for Executive’s continued coverage under the Company’s group health plans, including coverage for Executive’s eligible dependents, for the maximum period permissible under applicable law, but no longer than the earlier of eighteen (18) months or such earlier date on which Executive becomes eligible for health coverage from another employer (the “COBRA Payment Period”). Upon the conclusion of such period of insurance premium payments made by the Company, Executive will be responsible for the entire payment of premiums (or payment for the cost of coverage) required under COBRA for the duration of Executive’s eligible COBRA coverage period. Notwithstanding the foregoing, if Executive timely elects continued group health plan continuation coverage under COBRA and at any time thereafter the Company determines, in its sole discretion, that it cannot provide the COBRA premium benefits without potentially incurring penalties under applicable law, then in lieu of paying the COBRA premiums on Executive’s behalf, the Company will instead pay Executive on the last day of each remaining month of the COBRA Payment Period a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding (such amount, the “COBRA Payments”). Such COBRA Payments shall end upon expiration of the COBRA Payment Period.

(ii) For purposes of this Agreement, “Cause” shall mean: (i) Executive’s willful failure to substantially perform the material duties and obligations under this Agreement (for reasons other than death or disability), which failure, if curable within the discretion of the Company, is not cured to the reasonable satisfaction of the Company within thirty (30) days after receipt of written notice from the Company of such failure; (ii) Executive’s failure or refusal to comply with the policies, standards and regulations established by the Company or the VectivBio Group (to the extent applicable to Executive) from time to time which results in a material loss, damage, or injury directly to the Company, and, if curable in the discretion of the Company, is not cured to the reasonable satisfaction of the Company within thirty (30) days after receipt of written notice of such failure from the Company; (iii) any act of personal dishonesty, fraud, embezzlement, misrepresentation, or other unlawful act committed by Executive that benefits Executive at the expense of the Company or the VectivBio Group; (iv) the Executive’s violation of a federal or state law or regulation applicable to the Company’s or the VectivBio Group’s business; (v) the Executive’s violation of, or a plea of nolo contendre or guilty to, a felony under the laws of the United States or any state; (vi) the Executive’s material breach of the terms of this Agreement or the Confidential Information Agreement (defined below); (vii) the Company’s severe financial distress, whereby the Company is in the process of winding down its business and Executive’s employment is terminated in connection with such winding down; or (viii) Executive’s refusal to perform lawful duties and tasks assigned by the Company during any notice period.

(iii) For purposes of this Agreement, “Good Reason” shall mean Executive’s written notice of Executive’s intent to resign for Good Reason with a reasonable description of the grounds therefor within 30 days after the occurrence of one or more of the following without Executive’s consent, and subsequent resignation within 30 days following the expiration of any Company cure period (discussed below): (i) a material reduction of Executive’s duties, position or responsibilities; (ii) a reduction in Executive’s Base Salary (other than a reduction of not more than 10% that is applicable to similarly situated executives of the Company or if the General Meeting does not approve the aggregate compensation of the executive committee of the Group); (iii) a material breach of this Agreement by the Company; or (iv) the company requirement of a material change in the geographic location of Executive’s primary work facility or location; provided, that a relocation of less than 50 miles from Executive’s then present location will not be considered a material change in geographic location. Executive will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within 30 days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than 30 days following the date of such notice if such act or omission is capable of cure. For avoidance of doubt, no reduction or elimination of Executive’s duties, position or responsibilities, or other changes to Executive’s compensation as permitted under this Agreement, shall constitute Good Reason hereunder during any Garden Leave Period.

3. Compensation.

(a) Base Salary. During the Employment Term, the Company will pay Executive as compensation for Executive’s services a base salary at a rate of $425,000.00 annualized, as modified from time to time at the discretion of the Chief Executive Officer and the Board of Directors of VectivBio Holding AG (the “Board”). The Base Salary will be paid in regular installments in accordance with the Company’s normal payroll practices (subject to required withholding). Any increase or decrease in Base Salary (together with the then-existing Base Salary) shall serve as the “Base Salary” for purposes of this Agreement. The first and last payment will be adjusted, if necessary, to reflect a commencement or termination date other than the first or last working day of a pay period.

(b) Annual Bonus. Executive will also be eligible to earn an annual incentive bonus, which shall be targeted at 40% of the Base Salary (the “Annual Incentive Bonus”). The bonus payment shall be based on the achievement of pre-determined annual corporate and | or individual performance goals, as determined by the Company. Annual Incentive Bonuses are not earned until the respective goals have been fully achieved and are paid generally during the first calendar quarter of the subsequent year, but no later than December 31 of such subsequent year (subject to required withholding).

4. Employee Benefits. During the Employment Term, Executive will be eligible to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other senior executives of the Company, including, without limitation, the Company’s group medical, dental, vision, disability, life insurance, and flexible-spending accounting plans. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time.

5. Business Expenses. During the Employment Term, the Company will reimburse Executive for reasonable business travel, entertainment or other business expenses incurred by Executive in the furtherance of or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

6. Tax Advice Reimbursement. Executive shall be eligible to a tax reimbursement payment to cover the Executive’s expenses in connection with the preparation and filing of the Executive’s tax return in the amount of the actual cost incurred and as documented, but in no event higher than $5,000 per annum, which shall be paid annually (the “Tax Advice Reimbursement”). The gross Tax Advice Reimbursement payments are subject to deductions.

7. Shareholder Approval. Any compensation (including allowances and fringe benefits) to be paid under this Employment Agreement is, to the extent required by applicable Swiss law and the articles of association of VectivBio Holding AG, subject to approval by the general meeting of shareholders of VectivBio Holding AG (the “General Meeting”). The Executive agrees that in case the General Meeting does not approve the aggregate compensation of the executive committee of the Group (or a relevant portion thereof) and the Company pays out an interim compensation, any such compensation is paid or granted on a conditional basis only and will, upon first request by the Company, be deemed forfeited or have to be paid back if the General Meeting later only approves an amount that is lower than what has been paid out already on an ad interim basis.

8. Paid Time Off. Executive will be eligible to accrue a maximum of twenty (20) days of paid time off per year, in accordance with the Company’s paid time off policy, which shall be taken subject to the demands of the Company’s business and Executive’s obligations as an employee of the Company with a substantial degree of responsibility.

9. Company Matters.

(a) Proprietary Information and Inventions. Executive agrees to comply with the Amended and Restated Employee Confidential Information and Inventions Assignment Agreement (the “Confidential Information Agreement”) Executive executed on the date hereof.

(b) Notification of New Employer. In the event that Executive leaves the employ of the Company, Executive grants consent to notification by the Company to Executive’s new employer about Executive’s rights and obligations under this Agreement and the Confidential Information Agreement.

10. Arbitration. To ensure the timely and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, Confidential Information Agreement, or Executive’s employment, or the termination of Executive’s employment, including but not limited to all statutory claims, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration by a single arbitrator conducted in New York, New York by Judicial Arbitration and Mediation Services Inc. (“JAMS”) under the then applicable JAMS rules (at the following web address: https://www.jamsadr.com/rules-employment-arbitration/); provided, however, this arbitration provision shall not apply to sexual harassment or discrimination claims to the extent prohibited by applicable law that is not preempted by the Federal Arbitration Act. A hard copy of the rules will be provided to Executive upon request. A hard copy of the rules will be provided to Executive upon request. By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The Arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. The Company acknowledges that Executive will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this Agreement, if challenged by either Party, shall be decided by a federal court located in the state of New York. However, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (c) be authorized to award any or all remedies that Executive or the Company would be entitled to seek in a court of law. Executive and the Company shall equally share all JAMS’ arbitration fees. Except as modified in the Confidential Information Agreement, each Party is responsible for its own attorneys’ fees. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction. To the extent applicable law prohibits mandatory arbitration of sexual harassment or discrimination claims that is not preempted by the Federal Arbitration Act, in the event Executive intends to bring multiple claims, including a sexual harassment or discrimination claim, the sexual harassment or discrimination may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration.

11. Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of Executive upon Executive’s death and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive’s right to compensation or other benefits will be null and void.

12. Notices. All notices, requests, demands and other communications called for under this Agreement shall be in writing and shall be delivered via e-mail, personally by hand or by courier, mailed by United States first-class mail, postage prepaid, or sent by facsimile directed to the Party to be notified at the address or facsimile number indicated for such Party on the signature page to this Agreement, or at such other address or facsimile number as such Party may designate by ten (10) days’ advance written notice to the other Parties hereto. All such notices and other communications shall be deemed given upon personal delivery, three (3) days after the date of mailing, or upon confirmation of facsimile transfer or e-mail. Notices sent via e-mail under this Section shall be sent to either the e-mail address in this Agreement, or for e-mails sent by the Company to Executive, to the last e-mail address on file with the Company.

13. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

14. Integration. This Agreement, together with the Annexes, plans and agreements referred to herein represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral, including, but not limited to, the Executive Employment Agreement between the Parties dated August 3, 2021. No waiver, alteration, or modification of any of the provisions of this Agreement will be binding unless in writing and signed by duly authorized representatives of the parties hereto.

This Agreement supersedes and replaces the previous employment agreement dated as of August 3, 2021 as amended, in its entirety, with effect as of January 1, 2023.

15. Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

16. Waiver. No Party shall be deemed to have waived any right, power or privilege under this Agreement or any provisions hereof unless such waiver shall have been duly executed in writing and acknowledged by the Party to be charged with such waiver. The failure of any Party at any time to insist on performance of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions, nor in any way to affect the validity of this Agreement or any part hereof. No waiver of any breach of this Agreement shall be held to be a waiver of any other subsequent breach

17. Governing Law. This Agreement will be governed by the laws of the State of New York (with the exception of its conflict of laws provisions).

18. Conflicts with Swiss Mandatory Law. In the event of any conflict between this Agreement and applicable mandatory Swiss law, the Company shall have the right to unilaterally modify this Agreement to the extent necessary to comply with Swiss law.

19. Acknowledgment. Executive acknowledges that Executive has had the opportunity to discuss this matter with and obtain advice from Executive’s legal counsel, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

20. Counterparts. This Agreement may be executed in counterparts that may be executed, exchanged, and delivered by facsimile, photo, e-mail PDF, Docusign/Echosign or a similarly accredited secure signature service, or other electronic transmission or signature. Each counterpart will be deemed an original and all of which counterparts taken together shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

21. Effect of Headings. The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

22. Construction of Agreement. This Agreement has been negotiated by the respective Parties, and the language shall not be construed for or against either Party.

23. Section 409A.

(a) Notwithstanding anything to the contrary in this Agreement, no pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement, when considered together with any other payments or separation benefits that are considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the final regulations and any other guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Compensation Separation Benefits”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A to the extent such payments or benefits are conditioned on termination of employment.

(b) Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination (other than due to death), then the Deferred Compensation Separation Benefits that are payable within the first six (6) months following Executive’s separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s separation from service. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(c) Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Compensation Separation Benefits for purposes of clause (a) above.

(d) Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Compensation Separation Benefits for purposes of clause (a) above. For purposes of this Agreement, “Section 409A Limit” will mean the lesser of two (2) times: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during the Executive’s taxable year preceding Executive’s taxable year of Executive’s termination of employment as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s employment is terminated.

(e) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

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IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the day and year first above written.

“COMPANY”

VECTIVBIO US, INC.

By:	Luca Santarelli
Email: [***]

“EXECUTIVE”

Kevin Harris

Address:

Email:

VECTIVBIO

EXECUTIVE EMPLOYMENT AGREEMENT

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